CONFIDENTIAL TREATMENT REQUESTED BY PHILIPS

Cecilia D. Blye
Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E Washington, D.C. 20549

Date: October 31, 2011

Re:
Koninklijke Philips Electronics N.V. (Royal Philips Electronics)
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed February 18, 2011 File No. 001-05146-01

Dear Ms. Blye:

Thank you for your letter dated September 1, 2011 setting forth requests for supplemental information relating to the Form 20-F for the fiscal year ended December 31, 2010 of Koninklijke Philips Electronics N.V. ("Philips" or the “Company") filed with the Commission on February 18, 2011.

Philips' responses to your requests are set forth below. To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicized text, and have provided Philips' responses immediately following each numbered comment.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the Reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.
Please update us on your contacts with Iran, Syria and Cuba since your letters to us of October 19, 2006 and December 21, 2006.  As you know, these countries are designated as state sponsors of terrorism by the United States Department of State, and are subject to U.S. economic sanctions and export controls.

Please also tell us about contacts with Sudan, which is also identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. In this respect, we note from your website that your healthcare division currently has offices in Sudan, Iran and Syria; one of your “Major Office Locations in the Middle East and Africa” is in Tehran; Philips Lighting Middle East has offices in Iran and the markets covered by that office include Syria and Iran; and Philips Lighting has a presence in Sudan.  We also note from a 2009 news article that Philips Electronics North America agreed to settle allegations of violations of the Cuban Assets Control Regulations occurring between June 2004 and March 2006.

Your response should describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Cuba and Sudan, whether through affiliates, subsidiaries, or other direct or indirect arrangements.  Describe any services or products you have provided to Iran, Syria, Cuba and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by their governments.

Response:

Since our letters to you on October 19, 2006 and December 21, 2006, including during the last three-year period (2008, 2009, and 2010), we have supplied goods and services to Iran, Syria, Cuba and Sudan. To the best of our knowledge and in accordance with our corporate policies, we have done so in compliance with applicable export controls and sanctions laws and regulations, including but not limited to the EU Export Controls system, the US Export Administration Regulations (EAR), and the US OFAC restrictions, as applicable, and to the best of our knowledge, our actions in Iran do not implicate sanctions under the Iran Sanctions Act as amended by  the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. As discussed in detail below, the goods and services that we provide in these countries have included medical equipment to government funded hospitals in Cuba, Syria and Sudan. We believe that this medical equipment qualifies under U.S. policy to authorize medical equipment exports.  Furthermore, to the best of our knowledge, none of these items were  on the Commodity Control List of “dual use” items but rather were EAR99 items with a de minimis amount of U.S. content.  We believe that  none of the goods and services we have provided  to Iran have “directly and significantly contribute[d] to the enhancement of Iran’s ability to develop petroleum resources” or “directly and significantly facilitate[d] the maintenance or expansion of Iran’s domestic production of refined petroleum products, including any direct and significant assistance with respect to the construction, modernization, or repair of petroleum refineries”.

Our presence in Cuba, Iran, and Syria has not changed significantly since our letter of October 19, 2006 and we have had in that period, and as of today have,  no actual presence in Cuba,  Syria and Sudan and our only presence in Iran is limited and  regarding which  we have included an update below.

The language on the Philips website referring to entities in Cuba, Iran, Syria and Sudan is somewhat imprecise; the names shown on the website (other than with respect to the office in Iran) do not represent actual Philips offices or entities in those countries; rather, the information provides contact information for the closest Philips office in the region or information about third parties in those countries that distribute, support or service Philips products. Also, the Iran office, which is discussed below, is not a major office location. These imprecisions are being addressed internally

With respect to the 2009 news article to which you referred, we note that our letter to you on October 19, 2006 disclosed that we submitted a Voluntary Disclosure to the Office of Foreign Assets Control, U.S. Department of Treasury and the Bureau of Industry and Security, U.S. Department of Commerce, regarding certain unlicensed transactions by Philips Medical System units (now Philips Healthcare) in which Cuba had an interest. Our disclosure resulted in settlements in 2009 which included the payment of a civil penalty of $ 9,000 issued by BIS and a penalty of $128,750 by OFAC. These penalties reflected the fact that we voluntarily disclosed the matter and other mitigating factors. In response to this matter, we have sought to strengthen our compliance program to reduce non-compliance risks. Even before as well as after receiving this penalty, we have sought and have been granted export control licenses both from BIS and OFAC, as applicable, whenever we have applied for them to make such medical equipment exports to Cuba as well as Iran, Sudan and Syria.

Sales through consolidated companies

Since January 1, 2008, Philips’ activities have been organized on a sector basis, with each operating sector — Healthcare, Consumer Lifestyle and Lighting — being responsible for the management of its businesses worldwide. Philips financial reporting in the 20-F reflects these sectors. The Healthcare sector includes, among other things, the former Medical Systems division. The former Consumer Electronics and Domestic Appliances and Personal Care divisions were integrated into the Consumer Lifestyle sector. This new structure is reflected in the information provided in this letter.

In our letter of October 19, 2006, we reported that our Semiconductors product division did not sell any products or services in or into, or derive revenues from, Cuba, Iran or Syria during the years 2003, 2004 and 2005.   In 2006, Philips sold a majority stake in this division for cash and for a minority investment in NXP B.V. to a 3rd party consortium which controlled NXP B.V.   We did not consolidate or equity account for our minority investment in NXP and as such we do not provide further information about Semiconductors in this response.

Except as described below with respect to Iran, none of our businesses have investments in Cuba, Iran, Sudan or Syria, own corporations or other entities organized under the laws of those countries, or maintain offices in those countries.

All three of our business sectors – Healthcare, Lighting and Consumer Lifestyle – and our corporate center sector,  General Management and Services (GM &S), derived a small amount of revenues from sales of products and services in Cuba, Iran, Sudan and Syria during the years 2008, 2009 and 2010 and in the first half of 2011.

Unless otherwise indicated, the financial data contained in this response letter under this caption relates to entities that Philips consolidated in its results in the applicable period

Sales through consolidated companies in Euros
(Figures have all been rounded up to the next full million)

In million EURO	2008	2009	2010	1st half 2011
Cuba	[***]	[***]	[***]	[***]
Iran	[***]	[***]	[***]	[***]
Syria	[***]	[***]	[***]	[***]
Sudan	[***]	[***]	[***]	[***]

The total revenues derived from Philips' operations in Cuba, Iran, Syria and Sudan as shown in the above tables represented in each year approximately 0.17% of Philips' consolidated sales for 2008, 2009, 2010 and  first half 2011.

Goods and Services to Cuba, Iran, Syria and Sudan
(Figures have all been rounded up to the next one-tenth of one million)

Sector/ Business Units	Sales in million	Key Products	Key End-markets
Healthcare	2008: [***] 2009: [***] 2010: [***] 2011: [***]	Medical equipment, e.g. Defibrillators, MRI-scanners, Ultrasound, Patient monitors, ventilators; spare parts for the medical equipment delivered.	Hospitals & Doctors
Consumer Lifestyle	2008: [***] 2009: [***] 2010: [***] 2011: [***]	Consumer devices, e.g. color TVs, home audio and video, kitchen appliances, Irons, Blenders	Households & Hotels
Lighting	2008: [***] 2009: [***] 2010: [***] 2011: [***]	Lamps, Indoor fluorescent lamps, automotive lamps, lighting components and materials	Households & professional lighting appliances
GM&S	2008: [***] 2009: [***] 2010: [***] 2011: [***]	various	Business

Sales through unconsolidated companies (associates)

In our annual report we also report investment in associates. Associates are defined as entities over which the Philips group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.
We have identified the 10 largest associates based on Philips investment value the smallest of which is approximately 5 million Euros, and we have requested information from them regarding their sales to Cuba, Iran, Sudan and Syria. We will advise you of any relevant responses when  we receive them from the  associates addressed.

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Equity interests in companies in Cuba, Iran, Sudan and Syria

Philips has no interest in companies, or other investments or entities in Cuba, Sudan or Syria, and only the following in Iran (where the situation is unchanged since our last letter in 2006):
(1) ownership of 100% of the shares of "Philips Iran", a private joint stock company  originally established in 1956, with a nominal value of approximately US$ 3,149 (40 million Iranian Rials), and
(2) ownership of 2.3% of Sherkate  Towlidi Lampe Tasvire Iran, a joint venture originally established In 1970 that has been dormant since 1996, with a nominal value of approximately US$ 13,300 (115,415 million Iranian Rials).

There are no Philips employees located in Syria, Sudan and Cuba. Philips has no production facilities in Cuba, Iran, Sudan or Syria.

Philips has arrangements with unrelated local parties for distribution of Philips products in Iran, Sudan and Syria. In Cuba there are no local distributors.

Iranian office and assets

Since our letters in 2006 the situation relating to our Iranian assets has not significantly changed. For the purpose of completeness we have included the full information below, repeating information provided in 2006 as relevant.

The local country organization "Philips Iran” has five staff members on its payroll, and operates Philips' representative office in Iran. This office is managed through Philips Middle East Office in Dubai, and is wholly owned by Philips. The office is not a trading office but is maintained for legal representation. All business activities are conducted on an export/import basis, managed by the business sectors out of the United Arab Emirates.
The carrying financial value of Philips Iran in the accounts of Philips is -12,124 Euro (negative).
The responsibilities of Philips Iran are:
- Representing Philips in Iran in contacts with governmental authorities, local institutions, academic establishments, and media.
- Reporting on business outlook, opportunities, risks, trends and general information relevant to the potential for business in Iran.
- Providing assistance on Philips matters to local agents/distributors.
- Providing information as to changes in the Iranian laws and regulations regarding imports of Philips related products.
- Maintaining contacts with government authorities and industry leaders with the objective of identifying business opportunities for Philips.

As noted above Philips had a joint venture, Sherkate Towlidi Lampe Tasvire, which has been dormant since 1996. This company is a private company. The nominal share capital is Rls. 5,000,000,000 (approximately $580,000).  We do not control this company. The company  currently has no value in the accounts of Philips. To the best of our knowledge the following information is correct:

•	The assets of the company as per financial report of the year ended March 21, 2009 were about Iranian Rials 2,400,000,000 (approximately$ 200,000).
•
The accumulated losses of the company are higher than the capital of the company. Until 1994, the joint venture produced 21" color-TV sets solely for the Iranian market and had machinery and lines of production for picture tubes. Since 1994, it has not had any production and it has incurred a loss annually.

Due to the dormant nature of the joint venture, we believe that this venture does not present and will not present any risk with respect to global security. In light of the operations conducted while active, we also believe that it did not in the past present such risk.

Future Business

We expect that the business volume in Syria and Sudan will remain in the same order of magnitude during the last half of 2011 and 2012 as it was in the years 2008, 2009, 2010 and first half of 2011. This could change because of number of factors beyond our control, such as actions taken by governmental agencies or international bodies.

The volume of sales in Cuba and Iran in the future may increase if current sales prospects are realized in the field of energy savings and medical equipment for hospitals. This possibility relates to sales we may achieve in connection with the energy saving projects of the Cuban and Iranian governments, and for Cuba an estimate of the sales of medical equipment [***]. However, we do not expect that sales into Cuba or Iran will exceed 0.3% of our total consolidated revenues during the next 2 years.

2.
Please discuss the materiality of your contacts with Iran, Syria, Cuba and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Cuba and Sudan.

Response:

Please see our response to Comment 1 for a quantitative analysis of our historical operations, including assets in and revenues derived from Cuba, Iran, Syria and Sudan.  As noted in our response to Comment 1, our revenues from sales in those countries represent in aggregate numbers approximately 0.17% of Philips' consolidated sales and virtually none of its consolidated net assets.  We do not believe that these operations constitute a material investment risk for Philips shareholders because of their small size and the nature of the products and services sold and because we believe that these operations are conducted in compliance with applicable law.

Philips has assessed the potential effects of its contacts with Cuba, Iran, Syria and Sudan based on qualitative factors as well as quantitative factors, including the potential impact upon the reputation of, and investor interest, in Philips.
In Philips, compliance with all applicable international and national export control regulation is part of our General Business Principles Directives as endorsed by Management and mandatory for Philips Group worldwide.

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Most transactions with these countries involved non-U.S.-origin products with less than 10% U.S. origin content for which US persons did not have any role in making or facilitating  the sales and they are not “dual use” items in that they are not listed on the Commerce Control List and thus were EAR99 items.  Furthermore, they were not subject to the EAR or other re-export license requirements. Even where U.S. export or re-export licenses are required for U.S.-origin product content such as in the case of medicines and medical equipment, U.S. policies and regulations that govern the export of medicines and medical supplies and equipment, either by sale or donation, provide that licenses will ordinarily be granted for the export and re-export of medicines and medical equipment to Cuba, Sudan and Iran (e.g. the Ag/Med program promulgated in response to the Trade Sanctions Reform and Export Enhancement Act of 2000, “TSRA”).  . Licenses issued under the TSRA are for medical devices (classified as EAR99) but also for the spare parts that have been specifically covered under the License Exceptions and specific licenses in line with license requirements of the Department of Commerce under the Export Administration Regulations, 15 CFR parts 730 et. seq. As described above, we have sought and obtained licenses from the U.S. as required by applicable law.  Even when a license is not required due to lack of U.S. origin content, given U.S. Government policy to approve licenses for such sales when required, the export of medical devices by a non-US company should not carry the reputational risk that exports of other products, such as dual use items or other products that are barred by either the OFAC sanctions or the EAR or the EU Member states, presumably would carry. Finally, we do not believe our actions expose the Company to sanctions under Iran Sanctions Act, as amended by  the Comprehensive Iran Sanctions, Accountability, and Divestment Act because none of our product sales or other activities “directly and significantly contribute to the enhancement of Iran’s ability to develop petroleum resources” or “could directly and significantly facilitate the maintenance or expansion of Iran’s domestic production of refined petroleum products, including any direct and significant assistance with respect to the construction, modernization, or repair of petroleum refineries.”

Philips operates a uniform and company-wide system on export controls. Philips has sought and obtained US export licenses to these countries related to supply of health and medical equipment and other goods when required and as required under the applicable legal jurisdictions.

Conclusion

On the basis of the foregoing, including the fact that the total sales to customers in Cuba, Iran Syria and Sudan in the years 2008, 2009, 2010 and first half of 2011 amounted to only approximately 0.17% of the total consolidated sales of the Company in each year, we do not believe that these activities pose any material risks to Philips or to investors in Philips securities. Further, we believe that they have not affected in this period, and should not affect in future periods, our reputation or our share price or that they have been or should otherwise be material to a shareholder in assessing, as part of the overall mix of information, an investment  in Philips.

In light of the foregoing, we do not believe that under the circumstances the disclosure of any additional information regarding the Company's businesses In Cuba, Iran Syria and Sudan would be significant to investors.

Request

In accordance with the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments.  Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83.  Accordingly, a separate version of this response letter containing confidential information of the Company is being filed by hand and not via EDGAR.  This letter being submitted via EDGAR does not contain confidential information of the Company and, therefore, is not submitted on a confidential basis.

Please direct any questions or comments regarding the enclosed material to the undersigned at (011) (31) 20 59 77 241.  Our fax number is (011) (31) 20 59 77150. We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ E.P. Coutinho
__________________________________
E.P. Coutinho
General Secretary and Chief Legal Officer

Cc:       Amanda Ravitz
Assistant Director
Division of Corporation Finance

Jennifer Hardy
Special Counsel
Office of Global Security Risk